Exhibit 99.1
1. Shinhan Bank’s Board Resolution to Convene an Extraordinary Shareholders’ Meeting

On December 27, 2013, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to hold an extraordinary shareholders’ meeting as follows:

1) Date and Time: December 27, 2013, 17:00 in Seoul Time

2)	Venue: Conference room, 6th floor, Shinhan Bank, 20, Sejong-Daero 9-gil, Jung-gu, Seoul, Republic of Korea

3)	Agenda:

i) Appointment of Directors

ii)	Appointment of Audit Committee Member

2. Shinhan Bank’s Extraordinary Shareholders’ Meeting Result

On December 27, 2013, Shinhan Bank, our wholly-owned bank subsidiary, held an extraordinary shareholders’ meeting and two agendas listed below were approved.

1)	Agenda:

i) Appointment of Directors

Name	Position	End of Tenure	Note

Dong Hwan Lee	Executive Director	2014.12.31 (1yr)	Re-appointed

Young Jin Lim	Executive Director	2014.12.31 (1yr)	Re-appointed

ii)	Appointment of Audit Committee Member

Name	Position	End of Tenure	Note

Seok Keun Lee	Standing Auditor (Member of the Audit Committee)	2015.12.31 (2yr)	Newly-appointed